Mail Stop 3561

March 17, 2008

Ben M. Palmer
Chief Financial Officer
Marine Products Corporation
2801 Buford Highway, Suite 520
Atlanta, GA 30329

      Re: **Marine Products Corporation**
              Form 10-K for the fiscal year ended December 31, 2007
              Filed March 4, 2008
              File No. 001-16263

Dear Mr. Palmer:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2007

Consolidated Statements of Cash Flows, page 36

1. Please revise your consolidated statements of cash flows in future filings to provide separate disclosure of cash flows from sales and maturities of marketable securities available for sale. Refer to the guidance outlined in paragraph 18 of SFAS No.115.

Notes to the Consolidated Financial Statements

General

2. We note from your disclosure on page 15 that the Company's Chairman of the Board, and his brother, who is also a director of the Company, and certain companies under their control, control in excess of 50% of the Company's voting power. In this regard, please revise your notes to the consolidated financial statements to disclose the nature and existence of this control relationship. Refer to the requirements of paragraph 4 of SFAS No. 57.

Note 1: Significant Accounting Policies, page 37
 - Warranty Costs, page 40

3. We note that you recognized "Changes to warranty provision for prior years" in the amount of $239,000 and $1,985,000 during fiscals 2007 and 2006, respectively. We note that you indicate in MD&A on page 24 that the increase in fiscal 2006 was related to adjustments based on a review of recent claims experience to reflect the change in estimated costs per claim, due primarily to higher labor rates and parts costs. Please explain to us in greater detail the nature and underlying reason(s) for the significant increase during fiscal 2006 of the warranty provision related to prior years and why such factors were not considered as part of the original estimate. Your response should address why you believe it is appropriate to account for the changes to provisions for prior years as a change in accounting estimate rather than as an error in the financial statements. Please note that changes in accounting estimates result from new information where as an error in previously issued financial statements results from mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statement were prepared. We may have further comment upon receipt of your response.

4. Notwithstanding the above, please explain why you believe you are still able

to make reliable estimates in light of the significant increase in the warranty provisions for prior years made during fiscal 2006.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief